Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2009

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and
      September 30, 2008
      File No. 1-10777

Dear Mr. Leonard:

We have reviewed your February 13, 2009 response to our January 30, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended September 30, 2008

1. In order to help us understand the disclosure you propose in your October 7, 2009 response to comment 11 and your January 8, 2009 response to comment 5, please revise your disclosure to explain:

    - How severity of loss is factored into the adjustment to the relative change ratio.
    - How your adjustment considers the probability and severity of default at the time the CDS contracted was transacted.

2. We acknowledge your February 13, 2009 response to comment 2, please address the following:

- Please tell us whether the ratio of CDS fee to reference obligation spread includes some portion of your nonperformance risk. Please also tell us whether adding to your discount rate the cost at the measurement date of credit protection on Ambac also captures the portion of your nonperformance risk inherent in the ratio. If it does, please help us understand why you believe this is appropriate.

- For CDS assets, please disclose how the asset was generated and the discount rate used to calculate fair value, similar to the information provided in your response.

- Please disclose the factors considered, data inputs and the relevant assumptions for the relative change ratio and for revisions to the change ratio in a manner similar to that in your response on October 7, 2008 for comment #11.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant